UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)

FEI COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30241L109

(CUSIP Number)

Andrew D. Soussloff
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 22, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP NO. 30241L109	PAGE 2 of 17 PAGES

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Koninklijke Philips Electronics N.V. (Royal Philips Electronics)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)                          Not applicable

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                        The Netherlands

                     7.  SOLE VOTING POWER                                     0
 NUMBER OF
 SHARES              8.  SHARED VOTING POWER                          8,111,211*
 BENEFICIALLY
 OWNED BY            9.  SOLE DISPOSITIVE POWER                                0
 EACH
 REPORTING           10. SHARED DISPOSITIVE POWER                     8,111,211*
 PERSON WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                         8,111,211*

12.  CHECK IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   25.5%*

14.  TYPE OF REPORTING PERSON                                                 CO

* See Items 3, 4 and 5.

CUSIP NO. 30241L109	PAGE 3 of 17 PAGES

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Philips Business Electronics International B.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)                           Not applicable

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                        The Netherlands

                     7.  SOLE VOTING POWER                                     0
 NUMBER OF
 SHARES              8.  SHARED VOTING POWER                          8,111,211*
 BENEFICIALLY
 OWNED BY            9.  SOLE DISPOSITIVE POWER                                0
 EACH
 REPORTING           10. SHARED DISPOSITIVE POWER                     8,111,211*
 PERSON WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                         8,111,211*

12.  CHECK IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   25.5%*

14.  TYPE OF REPORTING PERSON                                                 CO

* See Items 3, 4 and 5.

             This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Schedule 13D filed on February 28, 1997, as amended by Amendment No. 1 thereto filed on December 8, 1998, Amendment No. 2 thereto filed on April 10, 2000, and Amendment No. 3 thereto filed on February 23, 2001 and Amendment No. 4 thereto filed on April 23, 2001 with respect to the Common Stock of FEI Company (the “Issuer”), by Koninklijke Philips Electronics N.V., a Netherlands corporation (“Philips”), and Philips Business Electronics International B.V., a Netherlands corporation and a wholly owned subsidiary of Philips (“PBE” and, together with Philips, the “Reporting Persons”), formerly known as Philips Industrial Electronics International B.V.

Item 2.	Identity and Background.

             Items 2(a) through-2(c) and Item 2(f) are hereby amended in their entirety as follows:

             (a)-(c); (f). The principal business of Philips is to act as the holding company of the Philips group. The Philips group is engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment. PBE is a holding company and a wholly owned subsidiary of Philips. The principal office and business address of Philips is Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands. The principal office and business address of PBE is Building VO-1, P.O. Box 218, 5600 MD Eindhoven, The Netherlands.

             Attached as Schedule I hereto and incorporated by reference herein is a list of the members of the Supervisory Board and the members of the Board of Management and the Group Management Committee of Philips, and the directors and executive officers of PBE. Schedule I sets forth each of such persons’ name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of the corporation or other organization in which such employment is conducted.

(Page 4 of 17 Pages)

Item 4.	Purpose of the Transaction.

             Item 4 is hereby amended and supplemented as follows:

             In connection with a registered offering of 9,200,000 shares of Common Stock to the public (the “Offering”), which was consummated on May 22, 2001, pursuant to an underwriting agreement (the “Underwriting Agreement”), dated May 17, 2001, PBE sold to the underwriters named therein (the “Underwriters”) 6,133,334 shares of Common Stock at a price of $29.12 per share (the “Purchase Price”) and the Issuer sold to the Underwriters 3,066,666 shares of Common Stock at the Purchase Price.

             Pursuant to a lock up agreement (the “Lock Up Agreement”), dated May 17, 2001, PBE has agreed during the period beginning from May 22, 2001 and continuing to and including the date 180 days after May 22, 2001 (the “Lock Up Period”), not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of Common Stock or securities that are substantially similar to the Common Stock, including securities convertible into or exchangeable for or that represent the right to receive Common Stock, or publicly disclose the intention to enter into any of the aforementioned transactions, without the prior consent of Credit Suisse First Boston Corporation except that PBE may transfer shares of Common Stock to an affiliate of PBE or an affiliate of Philips provided that such affiliate agrees to be bound by the provisions of the Lock Up Agreement for the remainder of the Lock Up Period.

             As of the date of this Amendment No. 5, other than as described above and in Item 6, neither of the Reporting Persons has any plans or proposals with respect to the Issuer which relate to or would result in any of the events described in Item 4(a) through 4(j).

             Each Reporting Person is expected to evaluate on an ongoing basis the Issuer’s financial condition and prospects, its interests in and intentions with respect to the Issuer and general market conditions. Accordingly, each Reporting Person may change its plans at any time and from time to time. In particular, each Reporting Person may at any time and from time to time dispose of shares of Common Stock, acquire additional shares of Common Stock which would be sufficient to acquire a majority ownership interest in the Common Stock or otherwise acquire additional shares of Common Stock to which PBE is entitled pursuant to the provisions of the Combination Agreement described in the first paragraph of Item 6. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I hereto may make a similar evaluation and may make similar changes.

             This Item 4 is qualified in its entirety by the Underwriting Agreement and the Lock Up Agreement, which are filed as exhibits 9 and 10 hereto, respectively, and incorporated by reference into this Item 4.

Item 5.	Interest in Securities of Issuer.

(Page 5 of 17 Pages)

             Items 5(a) and 5(b) are hereby amended in their entirety as follows:

             (a); (b). According to information provided to the Reporting Persons by the Issuer, the number of shares of Common Stock outstanding as of May 21, 2001 was 28,680,157. Rows 7-11 and 13 of the cover pages to this Amendment No. 5 are hereby incorporated by reference. To the best knowledge of the Reporting Persons, no other person listed on Schedule I hereto is the beneficial owner of any shares of Common Stock.

             (c); (d); (e). Not applicable.

             This Item 5 is qualified in its entirety by reference to the Combination Agreement, the Letter Agreements, the Stock Purchase Agreement, the Merger Agreement, the Supplemental Agreement, the Purchase Agreement, the Underwriting Agreement, and the Lock Up Agreement, which are filed as Exhibits 1, 2, 3, 4, 5, 7, 8, 9, and 10 hereto, respectively, and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

             Pursuant to the Combination Agreement, dated November 15, 1996 (as amended and supplemented, the “Combination Agreement”), between the Issuer and the Reporting Persons, as amended by the Letter Agreements, dated November 22, 1996, between the Issuer and PBE, and February 21, 1997, between the Issuer and the Reporting Persons (the “Letter Agreements”), and as amended and supplemented by an agreement entered into by the Issuer and the Reporting Persons on February 1, 2001 (the “Supplemental Agreement”), PBE has the right to receive from the Issuer from time to time, without the payment of any additional consideration, additional shares of Common Stock when options, warrants, convertible securities or other rights to acquire shares of Common Stock outstanding (or issuable without further action by the Issuer’s board of directors) as of February 21, 1997 are exercised or converted. Pursuant to the Supplemental Agreement, when shares of Common Stock are issued upon exercise of such options (including options granted on September 18, 1998 in replacement of options outstanding on February 21, 1997) during any fiscal quarter of the Issuer ending on or after December 31, 2000, PBE is entitled to receive the additional shares described in the immediately preceding sentence no later than thirty calendar days following the close of such fiscal quarter. For each share of Common Stock issued upon such exercise or conversion, PBE is entitled to receive approximately 1.222 shares of Common Stock from the Issuer. On February 21, 1997, 1,531,689 shares of Common Stock were so issuable pursuant to the Combination Agreement (“Additional Shares”). As of the

(Page 6 of 17 Pages)

date hereof, the Issuer has issued to PBE 597,439 Additional Shares, and, to the best knowledge of the Reporting Persons, approximately 490,764 shares of Common Stock remain so issuable pursuant to the Combination Agreement as of May 21, 2001.

             Prior to the Offering, PBE had the right pursuant to the Combination Agreement to purchase from the Issuer at the then market price additional shares of Common Stock to maintain its ownership interest of voting securities of the Issuer at up to 55% whenever the Issuer offered, or had cumulatively offered since the last offer to PBE pursuant to this provision, more than 0.5% of its outstanding voting securities to any person or entity. PBE agreed in a letter addressed to the Company (the “Waiver”) to waive the right described in the immediately preceding sentence with respect to the sale by FEI of shares of Common Stock pursuant to the Underwriting Agreement. Because PBE’s ownership interest in the outstanding voting securities of the Issuer fell below 40% as a result of the Offering, PBE’s right to maintain its ownership interest terminated in accordance with the terms of the Combination Agreement.

             This Item 6 is qualified in its entirety by reference to the Combination Agreement, the Letter Agreements, the Stock Purchase Agreement, the Supplemental Agreement, the Purchase Agreement, the Underwriting Agreement, the Lock Up Agreement and the Waiver which are filed as Exhibits 1, 2, 3, 4, 7, 8, 9, 10 and 11 hereto, respectively, and are incorporated herein by reference.

Item 7.	Materials to be filed as exhibits.
1.	Combination Agreement, dated November 15, 1996, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purposes of Sections 4.1, 4.2, 4.3, 4.6(d)(ii), 4.15, 5.8(b), 5.8(c), 5.9(1), 5.13(a), 5.16, 7.2 and 9.10 only, Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

2.	Letter Agreement, dated November 22, 1996, between Philips Industrial Electronics International B.V. and FEI Company (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

3.	Letter Agreement, dated February 21, 1997, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purpose of Section 5 only, Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

4.	Stock Purchase Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and FEI Company (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on December 8, 1998).

(Page 7 of 17 Pages)

5.	Agreement and Plan of Merger, dated December 3, 1998, among FEI Company, Micrion Corporation and MC Acquisition Corporation (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

6.	Voting Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and Micrion Corporation (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

7.	Agreement, effective as of December 31, 2000, among FEI Company, Philips Business Electronics International B.V. and Koninklijke Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on February 23, 2001).

8.	Agreement, entered into on March 30, 2000, between FEI Company and Philips Business Electronics International B.V. (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on February 23, 2001).

9.	Underwriting Agreement, dated May 17, 2001, among Philips Business Electronics International B.V., the Issuer and the Underwriters named therein.
10.	Lock Up Agreement, dated as of May 17, 2001, among Philips Business Electronics International B.V., the Issuer and the Underwriters named therein.
11.	Waiver, dated as of May 17, 2001, executed by Philips Business Electronics International B.V.

(Page 8 of 17 Pages)

SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 22, 2001

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Arie Westerlaken

	Name: Title:	Arie Westerlaken General Secretary

(Page 9 of 17 Pages)

SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 22, 2001

PHILIPS BUSINESS ELECTRONICS INTERNATIONAL B.V.

By:	/s/ A.P.M. van der Poel

	Name:	A.P.M. van der Poel

By:	/s/ J.C. Lobbezoo

	Name:	J.C. Lobbezoo

(Page 10 of 17 Pages)

Schedule I to Schedule 13D

A.	MEMBERS OF THE SUPERVISORY BOARD OF KONINKLIJKE PHILIPS ELECTRONICS N.V. (ROYAL PHILIPS ELECTRONICS)
Unless otherwise indicated each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer’s address or principal place of business of employer is listed.

NAME:	K. VAN MIERT
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Chairman - Rector of Nijenrode University. Member of the Supervisory Board of Wolters Kluwer. Member of the Boards of Agfa Gevaert and De Persgroep. Member of the advisory boards of Goldman Sachs, Rabobank and Swissair.
Employer:	Nijenrode University
Employer’s Address:	Straatweg 25 3621 BG Breukelen The Netherlands
Citizenship:	Belgium
NAME:	L.C. VAN WACHEM
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Retired. Chairman of the Supervisory Board of Royal Dutch Petroleum Company. Member of the Supervisory Boards of Akzo Nobel, BMW and Bayer. Member of the Board of Directors of IBM, ATCO and Zurich Financial Services.
Citizenship:	The Netherlands
NAME:	L. SCHWEITZER
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Chairman and Chief Executive

(Page 11 of 17 Pages)

Officer of Renault. Member of the Boards of Pechiney, Banque Nationale de Paris, Electricite de France.
Employer:	La regie nationale des usines Renault
Employer’s Address:	34 Quai du Point du Jour BP 103 92109 Boulogne Bilancourt Cedex, France
Principal Business of Employer:	Design, manufacture and sale of automobiles and related businesses
Citizenship:	France
NAME:	SIR RICHARD GREENBURY
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Retired. Member of the Boards of Unifi Inc. and Electronics Boutique Plc.
Citizenship:	United Kingdom
NAME:	W. DE KLEUVER
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Retired.
Citizenship:	The Netherlands
NAME:	J.M. HESSELS
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Chairman of the Supervisory Board of Euronext. Member of the Supervisory Boards of BN.com, Laurus, Schiphol Group and Royal Vopak.
Citizenship:	The Netherlands

(Page 12 of 17 Pages)

B.	BOARD OF MANAGEMENT AND GROUP MANAGEMENT COMMITTEE OF ROYAL PHILIPS ELECTRONICS
Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Royal Philips Electronics at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.

NAME:	GERARD J. KLEISTERLEE
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	President and Chief Executive Officer of Royal Philips Electronics.
Citizenship:	The Netherlands
NAME:	JAN H.M. HOMMEN
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President and Chief Financial Officer of Royal Philips Electronics. Member of the Supervisory Board of Atos Origin S.A.
Citizenship:	The Netherlands
NAME:	ARTHUR P.M. VAN DER POEL
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President, and President/CEO of the Semiconductor Division, of Royal Philips Electronics. Member of the Board of Directors of Taiwan Semiconductor Manufacturing Company Ltd.
Citizenship:	The Netherlands

(Page 13 of 17 Pages)

NAME:	JOHN W. WHYBROW
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President, Director of Wolseley PLC.
Citizenship:	United Kingdom
NAME:	AD H.A. VEENHOF
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, and President/CEO of the Domestic Applicances and Personal Care Division, of Royal Philips Electronics.
Citizenship:	The Netherlands
NAME:	HANS M. BARELLA
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, and President/CEO of the Medical Systems Division, of Royal Philips Electronics.
Citizenship:	The Netherlands
NAME:	DAVID HAMILL
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	President/CEO of the Philips Lighting Division of Royal Philips Electronics.
Citizenship:	United Kingdom
NAME:	JAN P. OOSTERVELD
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President of Royal Philips Electronics. Member of the Board of Directors of Tivo Inc.
Citizenship:	The Netherlands

(Page 14 of 17 Pages)

NAME:	ARIE WESTERLAKEN
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, General Secretary, Chief Legal Officer and Secretary to the Board of Management, of Royal Philips Electronics. Member of the Supervisory Boards of ASM Lithography Holding N.V. and Atos Origin S.A.
Citizenship:	The Netherlands
NAME:	AD HUIJSER
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, and Chief Technology Officer of Royal Philips Electronics.
Citizenship:	The Netherlands
NAME:	TJERK HOOGHIEMSTRA
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President of Royal Philips Electronics.
Citizenship:	The Netherlands
NAME:	GUY DEMUYNCK
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, and CEO of Philips Consumer Electronics Mainstream, of Royal Philips Electronics.
Citizenship:	Belgium
NAME:	MATT MEDEIROS
Business Address:	Royal Philips Electronics Rembrandt Tower Amstelplein 1 1096 HA Amsterdam, The Netherlands

(Page 15 of 17 Pages)

Principal Occupation:	Senior Vice-President, and President and CEO of the Components Division, of Royal Philips Electronics.
Citizenship:	United States

(Page 16 of 17 Pages)

C.	DIRECTORS AND EXECUTIVE OFFICERS OF PHILIPS BUSINESS ELECTRONICS INTERNATIONAL B.V.
Unless otherwise indicated, all of the directors and executive officers of Philips Business Electronics International B.V. are employed by Philips Business Electronics International B.V. at Building VO-1, P.O. Box 218, 5600 MD Eindhoven, The Netherlands, which is a holding company.

NAME:	ARTHUR P.M. VAN DER POEL
Business Address:	Philips Business Electronics International B.V. Building VO-1 P.O. Box 218 5600 MD Eindhoven, The Netherlands
Principal Occupation:	Executive Vice-President, and President/CEO of the Semiconductor Division, of Royal Philips Electronics. Member of the Board of Directors of Taiwan Semiconductor Manufacturing Company Ltd.
Citizenship:	The Netherlands
NAME:	JAN C. LOBBEZOO
Business Address:	Philips Business Electronics International B.V. Building VO-1 P.O. Box 218 5600 MD Eindhoven, The Netherlands
Principal Occupation:	Executive Vice President and Chief Financial Officer of Philips Semiconductors International B.V. Member of the Board of Directors of Taiwan Semiconductor Manufacturing Company Ltd.
Citizenship:	The Netherlands

(Page 17 of 17 Pages)

EXHIBIT INDEX

1.	Combination Agreement, dated November 15, 1996, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purposes of Sections 4.1, 4.2, 4.3, 4.6(d)(ii), 4.15, 5.8(b), 5.8(c), 5.9(1), 5.13(a), 5.16, 7.2 and 9.10 only, Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

2.	Letter Agreement, dated November 22, 1996, between Philips Industrial Electronics International B.V. and FEI Company (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

3.	Letter Agreement, dated February 21, 1997, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purpose of Section 5 only, Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

4.	Stock Purchase Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and FEI Company (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on December 8, 1998).

5.	Agreement and Plan of Merger, dated December 3, 1998, among FEI Company, Micrion Corporation and MC Acquisition Corporation (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

6.	Voting Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and Micrion Corporation (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

7.	Agreement, effective as of December 31, 2000, among FEI Company, Philips Business Electronics International B.V. and Koninklijke Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on February 23, 2001).

8.	Agreement, entered into on March 30, 2000, between FEI Company and Philips Business Electronics International B.V. (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on February 23, 2001).

9.	Underwriting Agreement, dated May 17, 2001, among Philips Business Electronics International B.V., the Issuer and the Underwriters named therein.
10.	Lock Up Agreement, dated as of May 17, 2001, among Philips Business Electronics International B.V., the Issuer and the Underwriters named therein.

11.	Waiver, dated as of May 17, 2001, executed by Philips Business Electronics International B.V.